

March 19, 2010

Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 West Main Street
Ionia, MI 48846

> **Re: Independent Bank Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 12, 2010**
> **File No. 333-164546**

Dear Mr. Shuster:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment two in our letter dated February 23, 2010; however, we reissue that part of our comment asking you to revise to disclose the maximum amount offered for each class of subject security. Currently, you

disclose that up to 79,000,000 shares will be issued in exchange for the trust preferred securities issued by IBC Capital Finance III, IBC Capital Finance IV and Mid-Guaranty Trust I and that 101,200,000 shares will be issued for IBC Capital Finance II. Please revise to clarify that you are conducting four separate exchange offers and disclose the maximum amount offered for IBC Capital Finance III's trust preferred securities, the maximum offered for IBC Capital Finance IV's trust preferred securities, and the maximum amount offered for Mid-Guaranty Trust I's trust preferred securities. Please also include the maximum amounts on the cover page and in the summary.

2. We note your response to comment four in our letter dated February 23, 2010 and your statement that extensions will be "in accordance with Commission's regulations." Please specifically confirm that if you adjust the pricing formula, the Exchange Value or Early Tender Premium, then the offer will be extended so that at least ten business days remain in the offer. Refer to Rule 14e-1(b).

3. We note your response to comment five in our letter dated February 23, 2010. Please tell us when the Early Tender Premium Value period will expire. In addition, please revise so that at least ten business days remain in the offer after the expiration of the Early Tender Premium Value period.

4. We note your response to comment six in our letter dated February 23, 2010. Because you are conducting four separate offers, revise to clarify that for each offer, acceptance will be pro rata per class. Please revise to disclose that the partial offers are for "up to all" of each class of trust preferred.

5. Please provide us with a copy of the draft letter of transmittal for our review with your next amendment. We may have further comment.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: (facsimile only)

Kimberly A. Baber
Varnum LLP